Directors:
A J Wright (Chairman), I D Cockerill
†
(Chief Executive Officer), K Ansah
#
, A Grigorian°, N J Holland
†
(Chief Financial Officer), J G
Hopwood,
G Marcus, J M McMahon
†
, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, T M G Sexwale, C I von Christierson
†
British,
#
Ghanaian,
°
Russian
Corporate Secretary:
C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel +27 11 644-2400
Dir +27 11 644-2502
Fax +27 11 484-0590
www.goldfields.co.za
EXECUTIVE
Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
United States of America

31 July 2007
By EDGAR

Dear Mr. Hiller:
Re: Gold Fields Limited
Form 20-F for the year ended June 30, 2006
Filed on November 24, 2006
File No. 001-31318
We refer to the comment letter (the “Comment Letter”) dated July 3, 2007 of the staff (“Staff”) of the
Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on
the above referenced Form 20-F (the “2006 Form 20-F”) of Gold Fields Limited (“Gold Fields” or the
“Company”). For your convenience, each comment is repeated below, prior to the response.
Management has discussed the content of this letter (the “Response Letter”) with its auditors.
Form 20-F for the Fiscal Year Ended June 30, 2006
Results of Operations – Years Ended June 30, 2006 and 2005, page 145
Depreciation and Amortization, page 150
1.
We note your June 12, 2007 letter response to our prior comment 2, indicating that you will be filing an amendment to update your reserve information through your fiscal year end of June
30, 2006. As conveyed to your external legal counsel Jennifer Schneck in a telephone call on
June 14, 2007, we will need your proposed mineral reserve disclosures as of June 30, 2006, mentioned in your response, including a description of the methodology applied to calculate your reserve changes and encompassing the reasons for the changes over the entire fiscal period, in order to continue with our review. Please submit a draft amendment to your Form 20-
F, marked to show all changes necessary to comply with the comments issued during this review. We may have further comments after reviewing your proposed disclosures.
Response
The proposed disclosure which the Company expects to include in the Company’s amended annual report on Form 20-F for the fiscal year ended June 30, 2006 has been included as an
Appendix to this Response Letter.

2.
On a related point, in your response to prior comment 2, you explain that in calculating depreciation, depletion and amortization for the periods presented, you “…already followed the approach suggested by the SEC by monitoring and assessing the implications of significant changes in the Company’s reserves that it became aware of during the relevant period…,” for the purpose of updating the reserve estimates utilized in your formulas to reflect material information as it arises during the period. However, you then state that for some of your properties, such calculations are “adjusted half-yearly,” while the calculation for other properties are adjusted either in conjunction with a three phase process resulting in your annual reserve updates, or possibly from operational data received from the mine operations during your monthly meetings.
Further ambiguity surfaces in your proposed disclosure, stating that in calculating amortization and depreciation, “…account is taken of any major changes in the proven and probable reserves between formal reserve estimations resulting from acquisitions, dispositions or discoveries or changes in assumptions that have a material impact on the reserves that the
Company becomes aware of.” We do not see how the examples you provide result in timely updating of the formulas utilized in calculating DD&A expense, as would be necessary to reflect new information arising during the period that would have a material effect on the DD&A expense that is otherwise being calculated. Please further revise your proposed disclosure to address the following points.
(a)
Clarify the manner by which “account is taken” so that it is clear how this compares to adjusting your DD&A formulas when necessary to reflect new information, and also differentiate between major changes and non-major changes that would have a material effect on the DD&A expense.
(b)
Indicate the amount of time that generally passes between an event in which you may have informal information about reserve changes, and the formal reserve estimations that may later be prepared and considered in conjunction with one of your monthly, bi-
annual, or yearly events.
(c)
Discuss the extent to which you have evaluated changes which would have a material effect on DD&A recorded during the period, in addition to those changes having a material impact on reserves.
If you are not able to show that your DD&A formulas have been updated during the periods presented on a timely basis, to reflect new information that would have a material effect on your
DD&A expense, it may be necessary to revise your financial statements. Please describe the nature of the documentation you have supporting the application of your policy.
Response
The Company acknowledges the Staff’s observations and wishes to advise the Staff on a supplemental basis that the manner by which (a) “account is taken” and how it differentiates between major changes and non-major changes that would have a material effect on DD&A expense; and, as a consequence, (b) the amount of time that generally passes between an event about which the Company may have informal information relating to the possibility of reserve changes, and the formal reserve estimations that may be later prepared, differs based on the nature of its mining properties.

South African Operations
The majority of Gold Fields’ operations, based on gold production and therefore having the most significant impact on DD&A expense, are located in South Africa. These South African operations are long-life mines (ranging from 13 to 28 years), characterized by geological and grade continuity proven over many years. Due to the relatively long life of these operations, their proven and probable reserves are generally less sensitive to changes than the Company’s shorter life, surface operations, such as those in Australia. In addition, and perhaps more relevant to the discussion of DD&A, is the fact that the majority of the changes in period-on-
period proven and probable reserves at these South African operations occur in below-
infrastructure reserves (DD&A is calculated based on only above-infrastructure reserves, as discussed with the SEC in previous comment letter). As an example, the Kloof Extension Area
(the “KEA”) drilling program was completed in fiscal 2005, which resulted in revised geological and evaluation models used to create a new mine design and schedule. Similar revisions were made to the Eastern Boundary Area (the “EBA”) geological and evaluation models after completion of the surface drilling program, surveys and analysis in fiscal 2005. These revisions resulted in ounces being removed from both the EBA and KEA in the reserve statement for fiscal 2005. However, the revisions only impacted below-infrastructure reserves, resulting in a decrease in below-infrastructure reserves at Kloof from 14.25 million ounces as of June 30,
2004 to 1.9 million ounces as of June 30, 2005 and therefore did not impact DD&A calculations.
In contrast, above-infrastructure reserves increased marginally during the same period.
As a general guideline at its South African operations, it is the Company’s policy to update its
DD&A calculations only once the new ore reserve declarations have been approved by the
Company’s Board and Executive Committee. The Company considers this policy reasonable in light of the fact that, as confirmed with the Staff in previous comment letters, the Company calculates DD&A at its South African underground operations, which are less sensitive to changes in reserve assumptions as described above, using the units-of-production method based on above-infrastructure proven and probable reserves only. However, if it becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, the Company would not hesitate to update its DD&A calculations in advance of receiving approval by the Company’s Board and Executive Committee.
Therefore, if the Company becomes aware of a significant change in its above-infrastructure reserve assumptions, including through new geological information (which is gathered and loaded into the geological mapping and analysis systems on a continuous basis), it would update its DD&A calculations as soon as the information has been verified. The Beatrix mine, as an example, is a lower grade mine than Driefontein or Kloof, and therefore generally more sensitive to changes in it cost profile than the Company’s other South African operations. As a result, changes in the cost profile, which affect pay limits and therefore reserves, are monitored particularly closely. During the May and June 2005 monthly operations meetings, it became apparent that there were cost increases at Beatrix that resulted in an increase in the pay limit.
Due to the increase in the pay limit, certain reserves (above and below infrastructure) at Shaft
No. 2 (now part of the South section) and Vlakpan included in the fiscal 2004 reserve statement became uneconomical to mine and were therefore excluded from the 2005 life of mine profile.
In addition, due to the restructuring at the South section of the mine, certain areas were closed which further impacted the life of mine plan. The Company incorporated this new information it its DD&A calculations and year-end impairment analysis in May 2005, three months before approval by the Company’s Board and Executive Committee. In particular, the Company confirms that it updated its reserve information as of June 30, 2005 to appropriately conduct impairment testing, following the guidance in paragraphs 16 through 21 of SFAS 144. As a result, the Company recorded an impairment of $211.1 million. Similar procedures are in place at the Company’s other South African operations to monitor relevant new information, and to assess whether the new information might also represent a “major change” to be incorporated in DD&A calculations ahead of approval of the new reserve numbers by the Board and
Executive Committee.
International Operations
Gold Fields’ international operations include:
•
Australia: The Australian operations consist of the St. Ives and Agnew mines which are located in the state of Western Australia. These two mines together accounted for approximately 17.6% of attributable gold production in fiscal 2006.
•
Ghana: These operations consist of: (1) the Tarkwa mine, which comprises several open pit operations with two heap leach recovery facilities and a SAG mill and CIL plant and (2)
the Damang mine, which consists of a number of open pit operations with a CIL plant. The
Ghana operations accounted for approximately 16.5% of attributable gold production in fiscal 2006.
•
Venezuela: The Venezuela operation consists of the Choco 10 mine, located in the El
Callao district of Guayana, Venezuela, and accounted for approximately 0.6% of attributable gold production in fiscal 2006.
The lives of the Company’s operations in Australia are significantly shorter (two to four years)
than the Company’s South African underground operations and, as a consequence, more susceptible to changes in reserve estimates. This has resulted in the Company adapting its accounting practices to ensure that these operations’ DD&A calculations are updated on a more regular basis for all known changes in proven and probable reserves (regardless of whether they represent a “major” or “non-major” change). These updates occur at least quarterly, and at times as frequently as monthly. The nature of the orebodies, and the on-going information being gathered in connection with the orebodies, facilitates the Company’s quarterly updates.
The Company’s operations in Ghana, although surface, are treated similar to the Company’s
South African underground operations – mainly as a result of the longer life of the orebody. As a general guideline, the Company only updates its DD&A calculations once the new ore reserve declarations have been approved by the Company’s Board and Executive Committee.
However, it will update its DD&A calculations ahead of these approvals being obtained if it becomes aware of significant changes in its proven and probable reserves ahead of the scheduled updates. The Company’s assessments of asset recoverability will, consistent with its other locations, always incorporate all information known about its reserves on the balance sheet date.
All Operations
Finally, in response to the Staff’s request in (c) above, the Company wishes to confirm that all changes expected to have a material impact on DD&A in addition to those changes having a material impact on reserves, such as an acquisition, sale, closure or fire at a shaft, are incorporated in its DD&A calculations as soon as they become known. During fiscal 2004 for example, Gold Fields sold a portion of the Driefontein mining area (Block 1C11) to AngloGold
(which could be accessed from the adjacent TauTona mining operation of AngloGold). The
Company immediately updated its DD&A calculations in January 2004 upon obtaining approval by the South African Competition Commission.
In response to the Staff’s comments, the Company proposes to amend its annual report on
Form 20-F for the fiscal year ended June 30, 2006 to expand its discussion of critical accounting policies under Item 5 as follows:
“Depreciation, depletion and amortization of mining assets
Depreciation, depletion and amortization charges are calculated using the units of production method and are based on Gold Fields’ current gold production as a percentage of total expected gold production over the lives of Gold Fields’ mines. An item is considered to be produced at the time it is removed from the mine. The lives of the mines are estimated by Gold Fields’ geology department using interpretations of mineral reserves, as determined in accordance with the SEC’s industry guide number 7.
Depreciation, depletion and amortization at Gold Fields’ South African operations (which are long-life mines ranging from 13 to 28 years), are calculated using above-infrastructure proven and probable reserves only, which because of their reserve base and respective long lives, are less sensitive to change in reserve assumptions. Accordingly, at these locations, it is the Company’s policy to update its depreciation, depletion and amortization calculations only once the new ore reserve declarations have been approved by Gold Field’s Board and Executive Committee. However, if Gold Fields becomes aware of significant changes in its above-infrastructure reserves ahead of the scheduled updates, the
Company would not hesitate to update its DD&A calculations in advance of receiving approval by the
Company’s Board and Executive Committee.
A similar approach is followed at Gold Fields’ operations in Ghana, due to the longer-life of the primary orebody. At Gold Fields’ Australian operations, where mine-life ranges from two to four years, proven and probable reserves used for the calculation of depreciation, depletion and amortization are more susceptible to changes in reserve estimates. At these locations, Gold Fields’ depreciation, depletion and amortization calculations are updated on a more regular basis (at least quarterly) for all known changes in proven and probable reserves. The nature of the orebody, and the on-going information being gathered in connection with the orebody, facilitates these updates.
The estimates of the total expected future lives of Gold Fields’ mines could be different from the actual amount of gold mined in the future and the actual lives of the mines due to changes in the factors used in determining Gold Fields’ mineral reserves. Changes in management’s estimates of the total expected future lives of Gold Fields’ mines would therefore impact the depreciation, depletion and amortization charge recorded in Gold Fields’ consolidated financial statements.”

Financial Statements
Note 2 – Significant Accounting Policies, page F-7
(d) Property, Plant and Equipment, page F-8
3.
We note your disclosure under point (i) indicating that you capitalize costs incurred to further develop or define mineralization in an orebody, or which establish or expand productive capacity. Please disclose how you determine whether a cost establishes or expands productive capacity, while addressing the uncertainty that exists at the time of incurring the cost, as to whether you will be successful in this regard.
Additionally, explain how you account for costs of drilling and other activities necessary to convert measured, indicated and inferred resources to proven or probable reserves, and for upgrading resources from one category to another, in close proximity to your development and production stage properties.
Response
The determination of whether the costs incurred will establish or expand productive capacity
(and therefore embody a probable future benefit), will depend upon the data that has previously been gathered in connection with the orebody through soil sampling, geo-physics, mapping and drilling. The uncertainty, at the time of incurring the cost, will generally be diminished as a result of previously established proven (where the size, shape, depth and mineral content of reserves are well-established) and probable (where the degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation)
reserves. Therefore, where proven and probable reserves have already been established, there is generally a high degree of confidence (“probable”) that the costs will establish or expand productive capacity.
For the South African operations, as an example, all of the surface drilling and long inclined underground boreholes for periods included in the Company’s 2006 Form 20-F have been “in-
fill” drilling or reserve definition drilling, which is designed to provide better resolution of the structural and sedimentological features, in turn increasing the local knowledge and hence confidence in the mine planning. The Company considers these costs to be development costs eligible for capitalization since the costs are expected to provide future economic benefits as a result of previously-established proven and probable reserves.
With regards to the last portion of the Staff’s comment, the Company wishes to advise the Staff that the costs of drilling and other activities necessary to convert “Measured”, “Indicated” and
“Inferred” resources to proven or probable reserves, as well as for upgrading resources from one category to another, in close proximity to its development and production stage properties, and prior to the establishment of final feasibility study, are expensed as incurred. This approach is in accordance with its accounting policy for mining exploration on page F-19 of the
Company’s 2006 Form 20-F.

Supplemental information
Pursuant to a request from the Staff, Gold Fields hereby acknowledges (i) it is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the United States.
* * * * *
Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 644 2502 or via e-mail at nholland@goldfields.co.za.

Yours sincerely,

/s/ Nicholas Holland

Nicholas J. Holland
Chief Financial Officer
Gold Fields Limited
cc: Lily Dang, Securities and Exchange Commission
Jenifer Gallagher, Securities and Exchange Commission
Ken Schuler, Securities and Exchange Commission
Michael Fleischer, Gold Fields Limited
Paul Schmidt, Gold Fields Limited
Jennifer Schneck, Linklaters

APPENDIX
The following text will replace the similarly titled text on pages 39-44:
Reserves of Gold Fields as of June 30, 2006
Methodology
The June 30, 2006 ore reserve statement presented below formed the basis of the signed Competent
Persons Report, requested by Gold Fields and as required by the Johannesburg Stock Exchange, that underpinned its bid for the South Deep Mine during 2006. The mining industry consultant used in the process was previously involved with auditing Gold Fields’ ore reserve statements and based these June 30, 2006 ore reserves on site audits, extensive reference to internal reports, documentation prepared by Gold Fields, production details, financial valuations and metallurgical and tailings data for each operation.
The methodology used by Gold Fields’ internally to produce its ore reserve statements as at
December 31, 2005 and that used by the mining industry consultant to re-state the ore reserves to
June 30, 2006 were similar in nature and involved for each mining asset reviews and assessments of
(i) the mining
asset, including title, rights and applicable laws; (ii) the geology; (iii) mineralised material from which ore reserves are derived; (iv) the mine plan, schedule and ore reserves; (v) the processing method; (vi) tailings management; (vii) the engineering infrastructure, expected overhead costs and planned capital projects; (viii) human resources; (ix) safety and health issues; (x) any environmental issues, including legislation and liabilities; (xi) valuation, including financial models and resultant net present values; and (xii) risk assessment, including general risks, specific risks and remediation measures.
The main difference in the process for preparing the ore reserve statement for June 30, 2006 was in the shorter timeframes involved, as only half the time had passed since the preparation of the immediately prior ore reserve statements, resulting in less available data, reviews and processes to which the resulting figures were exposed. The re-statement therefore focused on a review of all available new information, updates, and any other material issues apparent since the last full audit of
Gold Fields’ ore reserve statements as at June 30, 2005, while also considering Gold Fields’ ore reserve declaration as at December 31, 2005. In arriving at the final ore reserves for the June 30,
2006 declaration, following and based on the reviews and assessments outlined above, the ore reserve estimates were updated where material changes were apparent (such as increases to the below infrastructure projects at Kloof and Driefontein), other figures associated with the items outlined above were also updated, and finally mining depletions were applied at the various operations.
While there are some differences between the definition of the South African Code for Reporting of
Mineral Resources and Mineral Reserves, or SAMREC Code, and that of the SEC’s industry guide number 7, only reserves at each of Gold Fields’ operations and exploration projects as June 30, 2006 which qualify as reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “—Glossary of Mining Terms.” In accordance with the requirements imposed by the
JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral or ore reserves, as defined under the SAMREC Code, are divided into categories of proven and probable reserves and are expressed in terms of tons to be processed at mill feed head grades, allowing for estimated mining dilution and recovery factors.
Gold Fields reports reserves using cut-off grades (mainly for open pit operations) and pay limits to ensure the reserves realistically reflect both the cost structures and required margins relevant to each mining operation. Cut-off grade is the grade that distinguishes the material within an orebody that is to be extracted and treated from the remaining material. The pay limit is the grade at which an orebody can be mined without profit or loss calculated using an appropriate gold or copper price and working costs, plus modifying factors. Modifying factors used to calculate the pay limit grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “—Description of Mining
Business—Productivity Initiatives.” Tonnage and grade may include some mineralization below the selected pay limit and cut-off grade to ensure that the reserve comprises blocks of adequate size and continuity. Reserves also take into account cost levels at each operation and are supported by mine plans.
The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling, surface three-dimensional reflection seismics, orebody facies, structural modeling, underground channel sampling and geostatistical estimation. The reefs are initially explored by drilling from the surface on an approximately 500 meter to 2,000 meter grid. Once underground access is available, drilling is undertaken on an approximately 30 meter by 60 meter grid.
Underground channel sampling perpendicular to the reef is undertaken at three meter intervals in development areas and five meter intervals at stope faces.
The following sets out the reserve estimation methodologies for the different categories of reserves at the underground operations of each of the South African mines.
Driefontein
Reserve Classification
Sample Spacing Range
Min/Max
(meters)
Maximum Distance Data is Projected
(meters)
Proven
3 to 180
110
Probable (AI)
(1)
3 to 1,140
570
Probable (BI)
(1)
3 to 2,840
1,420
Note:
(1)
AI is above infrastructure; BI is below infrastructure.

For proven reserves, the orebody is opened-up and sampled on a 3 meter spacing for development
(such as raises), and a 5 meter grid for stoping, together with underground borehole spacings ranging from tens to hundred of meters. Blocks classified as proven are therefore generally adjacent to close spaced sampling and generally pierced by a relatively dense irregular pattern of boreholes. Estimation is constrained within both geologically homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged small-scale grids, ranging from 10 meter to 20 meter block sizes.
For above infrastructure probable reserves, the estimates access the significant numbers of samples on a 3 meter spacing for development, and a 5 meter grid for stoping bordering these areas. In addition underground borehole spacings ranging from tens to hundred of meters are used together with surface drillholes and seismic surveys. Blocks classified as probable (AI) are generally adjacent to blocks classified as proven. Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium to macro scale sized grids ranging from 40 meter to 420 meter sizes, or through declustered averaging or Sichel “t”
techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.
For below infrastructure probable reserves, the estimates access the significant numbers of samples on a 3 meter spacing for development, and a 5 meter grid for stoping above these areas. In addition underground borehole spacings ranging from tens to hundred of meters are used together with surface drillholes and seismic surveys. Blocks classified as probable (BI) are generally below blocks classified as proven or probable (AI). Estimation is constrained within homogenous structural and facies zones, and is generally derived from either ordinary or simple kriged medium to macro scale sized grids ranging from 40 meters to 420 meter sizes, or through declustered averaging or Sichel “t”
techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.
Kloof
Reserve
Classification
Sample Spacing Range Min/Max
(meters)
Maximum Distance Data is Projected
(meters)
Proven
3 to 150
150
Probable (AI)
(1)
3 to 718
360
Probable (BI)
(1)
3 to 1,390
890
Note:
(1)
AI is above infrastructure; BI is below infrastructure.
Estimations for proven reserves are made on the same basis as at Driefontein.
Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein, but with medium sized kriged grids starting from 40 meters to macro blocks of 400 meters. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.
Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein, but with medium sized kriged grids starting from 40 meters to macro blocks of 400 meters. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.
Beatrix
Reserve Classification
Sample Spacing Range Min/Max
(meters)
Maximum Distance Data is Projected
(meters)
Proven
3 to 120
120
Probable (AI)
(1)
3 to 940
750
Probable (BI)
(1)
540 to 610
740
Note:
(1)
AI is above infrastructure; BI is below infrastructure.
Estimations for proven reserves are made on the same basis as at Driefontein but with kriging blocks ranging from 16 meters to 32 meters.

Estimations for above infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks of 32 meters, and macro geological zone estimates being made through declustered averaging or Sichel “t” techniques. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.
Estimations for below infrastructure probable reserves are made on the same basis as at Driefontein but with medium-sized kriged blocks being 32 meters, to macro geological zone estimates through declustered averaging or Sichel “t” techniques. The distinction between estimation techniques for above infrastructure and below infrastructure probable reserves is the same as at Driefontein. For planning purposes these blocks are further evaluated to facilitate the selection of blocks above the cut-off grade.
The primary assumptions of continuity of the geologically homogenous zones are driven by the geological model, which is updated only if new information arises. Any changes to the model are subject to peer, internal technical corporate consultant and independent consultant review.
Historically, mining at South African deep level gold mines has shown significant geological continuity, so that new mines were started based on limited surface borehole information. Customarily, geological facies are primarily based on the definition of different facies within each conglomerate horizon. These facies are extrapolated into new, undeveloped areas taking into account any surface borehole data in those areas. Normally these facies are continuous, supported by extensive historical sample databases, and can be incorporated in the macro kriging of large blocks.
For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100 or 200 meter grid of diamond drilling and in certain areas a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of diamond drilling and in certain areas reverse circulation drilling.
At the Australian operations, the estimation of reserves for both underground and open pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from drill holes and mine development. The locations of sample points are spaced closely enough to deduce or confirm geological and grade continuity. Generally, drilling is undertaken on grids, which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the orebody. Due to the variety and diversity of resources at St.
Ives and Agnew, sample spacing may also vary depending on each particular ore type. For Choco 10 and the Cerro Corona Project, estimation is based on diamond drill and reverse circulation holes. The spacing of holes at Cerro Corona is generally around 50 meters, with some areas approximating a 25 meter grid. The drill spacing at Choco 10 is varied, depending on geological and grade continuity, with a general spacing of 50 meters by 25 meters to 25 meters by 25 meters.

Reserve Statement
As of June 30, 2006, Gold Fields had aggregated attributable proven and probable gold reserves of approximately 61.8 million ounces as set out in the following table.
Gold ore reserve statement as of June 30, 2006
(1)
Tons
Proven
reserves
Head Grade
Gold
Tons
Probable
reserves
Head Grade
Gold
Tons
Total
reserves
Head Grade
Gold
Attributable
gold
production
in the 12
months
ended June
30, 2006
(2)
(million)
(g/t)
(‘000 oz)
(million)
(g/t)
(‘000 oz)
(million)
(g/t)
(‘000 oz)
(‘000 oz)
Underground
Driefontein (total) ........... 26.0 7.8 6,491 61.3 8.1 15,918 87.3 8.0 22,408 1,011
Above infrastructure
(3)
.... 26.0 7.8 6,491 27.8 8.0 7,120 53.8 7.9 13,611 1,011
Below infrastructure
(3)
.... — — — 33.5 8.2 8,798 33.5 8.2 8,798 —
Kloof (total).................... 13.7 9.7 4,286 29.3 10.2 9,590 43.0 10.0 13,877 897
Above infrastructure
(3)
... 13.7 9.7 4,286 24.1 9.8 7,568 37.8 9.8 11,854 897
Below infrastructure
(3)
............... — — — 5.2 12.1 2,022 5.2 12.1 2,022 —
Beatrix (total) ................. 15.9 4.9 2,517 28.7 5.9 5,410 44.6 5.5 7,927 596
Above infrastructure
(3)
... 15.9 4.9 2,517 28.7 5.9 5,410 44.6 5.5 7,927 596
Australia
St. Ives ........................ 0.2 5.4 27 5.0 5.4 868 5.1 5.4 895 243
Agnew........................... 0.6 12.1 237 0.9 7.2 211 1.5 9.2 448 166
Total Underground ......
56.4 7.5 13,558 125.2 7.9 31,997 181.5 7.8 45,555 2,913
Surface (Rock Dumps)
Driefontein .................... — — — 6.2 1.1 225 6.2 1.1 225 139
Kloof ............................ — — — 9.9 0.7 216 9.9 0.7 216 17
Beatrix........................... — — — 0 — 0 0 — 0 —
Surface (Production
Stockpile)
Ghana
Tarkwa .......................... 4.1 0.8 102 — — — 4.1 0.8 102 —
Damang ........................ 5.4 1.2 210 — — — 5.4 1.2 210 —
Australia
St. Ives ........................ 7.1 1.1 257 — — — 7.1 1.1 257 —
Agnew........................... 0.4 1.4 19 — — — 0.4 1.4 19 —
Surface (Open Pit)
Ghana
Tarkwa ......................... 117.9 1.3 5,021 120.2 1.2 4,758 238.0 1.3 9,779 504
(4)
Damang
(5)
.................. 3.2 2.4 247 8.6 1.7 471 11.7 1.9 717 167
(4)
Australia
St. Ives
(5)
................... 1.4 2.8 123 10.4 1.9 647 11.8 2.0 770 253
(4)
Agnew
(5)
..................... 0.6 2.5 47 1.7 3.1 172 2.2 3.1 218 56
(4)
Venezuela
Choco 10 ............... 1.3 3.7 162 17.8 1.7 972 19.1 1.8 1,133 24
Peru
Cerro Corona ......... 22.0 1.2 816 57.0 1.0 1,761 79.1 1.0 2,578 —
Total Surface.........
163.4 1.3 7,004 231.7 1.2 9,222 395.0 1.3 16,224 1,160
Total .....................
219.8 2.9 20,562 356.9 3.6 41,219 576.6 3.3 61,778 4,073
Notes:
(1) (a) Quoted as mill delivered tons and Run of Mine, or RoM, grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97%; (2) Kloof 97%; (3) Beatrix 96%; (4) Tarkwa 95% for milling, 64%
for heap leach; (5) Damang 90.9% to 93.5%; (6) St. Ives 85% to 95% for milling, 55% to 60% for heap leach; and
(7) Agnew 93% to 95%. The metallurgical recovery is the ratio, expressed as a percentage, of the mass of the specific mineral product actually recovered from ore treated at the plant to its total specific mineral content before treatment. The
South African operations have a fairly consistent metallurgical recovery, while the recoveries on the International operations vary according to the mix of the source material and method of treatment.
(b) For Driefontein, Kloof and Beatrix, a gold price of Rand 92,000 per kilogram ($400 per ounce at an exchange rate of
Rand 7.15 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations and the
Cerro Corona Project, ore reserve figures are based on an optimized pit at a gold price of $400 per ounce. For the
Australian operations ore reserve figures are based on a gold price of A$560 per ounce ($400 per ounce at an exchange rate of A$1.40 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits. The gold price used for reserves is the three-year average, calculated on a monthly basis, of the London afternoon fixing price of gold.
(c) For the South African operations, mine dilution relates to the difference between the mill tonnage and the stope face tonnage and includes other sources stoping (which is waste that is broken on the mining horizon, other than on the stope face), development to mill and tonnage discrepancy (which is the difference between the tonnage expected on the basis of the mine’s measuring methods and the tonnage accounted for by the plant). For the International operations, dilution relates to unplanned waste and/or low-grade material being mined and delivered to the mill. Ranges are given for those operations that have multiple orebody styles and mining methodologies. The mine dilution factors are as follows: (i) Driefontein 24%; (ii) Kloof 22%; (iii) Beatrix 23%; (iv) Tarkwa 10%; (v) Damang 11% to 15%; (vi) St. Ives 16%
to 18%; and (vii) Agnew 10% to 20%.
(d) The mining recovery factor relates to the proportion or percentage of ore mined from the defined orebody at the gold price used for the declaration of reserves. This percentage will vary from mining area to mining area. This percentage reflects planned and scheduled reserves against total potentially available reserves (at the gold price used for the declaration of reserves), with all modifying factors, mining constraints and pillar discounts applied. The mining recovery factors are as follows: (i) Driefontein 86.5%; (ii) Kloof 61%; (iii) Beatrix 65%; (iv) Tarkwa 95%; (v) Damang 91.6%; (vi) St.
Ives 81%; and (vii) Agnew 96%.
(e) The pay limit (South African operations) and cut-off grade (International operations) vary per shaft, open pit or underground mine, depending on the respective costs, depletion schedule, ore type and dilution. The following are the average or range of values applied in the planning process: (i) Driefontein 1,520 cm.g/t; (ii) Kloof 1,500 cm.g/t;
(iii) Beatrix 970 cm.g/t; (iv) Tarkwa 0.33 g/t for heap leach and 0.54 g/t for mill feed; (v) Damang 0.89 g/t for fresh ore and 0.59 g/t for oxide ore; (vi) St. Ives 0.8 g/t for heap leach, 1.0 g/t for mill feed—open pit, and 2.2—5.1 g/t for mill feed—underground; (vii) Agnew 0.71-0.89 g/t for mill feed—open pit, and 3.1—6.1 g/t for mill feed—underground.
(f) Totals may not sum due to rounding. Where this occurs it is not deemed significant
(2) Actual gold produced after metallurgical recovery.
(3) Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.
(4) Includes some gold produced from stockpile material, which cannot be separately measured.
(5) Excludes inferred material within the pit design.
The following table sets forth the proven and probable copper reserves of the Cerro Corona Project as of June 30, 2006, that are attributable to Gold Fields.

Copper ore reserve statement as of June 30, 2006
Tons
Proven
Reserves
Grade Cu
Cu
Tons
Probable
Reserves
Grade Cu
Cu
Tons
Total
Reserves
Grade Cu
Cu
Attributable
Copper
production
in the 12
months
ended June
30, 2006
(million)
(%)
(million lbs)     (million)
(%)
(million lbs)    (million)
(%)
(million lbs) (million lbs)
Surface (Open Pit)
Peru
Cerro Corona...........
20.7
0.6

55.1
0.5

75.9
0.5

—
Gold and copper price sensitivity
The amount of gold mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of $400 per ounce used to estimate Gold Fields’ attributable reserves of 61.8 million ounces of gold as of June 30, 2006 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold
Fields’ reserves as of June 30, 2006 listed above, but applying different gold prices that are 10%
above and below the $400 per ounce gold price used to estimate Gold Fields’ attributable reserves, the attributable gold reserves of Gold Fields’ operations would have been as follows (excluding attributable reserves from Choco 10 as explained below):
$ 360/oz
$ 400/oz
$ 440/oz
(‘000 oz)
Driefontein
(1)
................................................................ 14,145
(2)
22,633 22,741
Kloof
(1)
........................................................................... 10,432
(3)
14,092 15,526
Beatrix
(1)
....................................................................... 6,402 7,927 9,362
Tarkwa .......................................................................... 8,404 9,881 12,441
Damang ....................................................................... 814 928 984
St. Ives .......................................................................... 1,622 1,921 2,100
Agnew ........................................................................... 538 685 753
Cerro Corona .............................................................. 2,419 2,578 2,578
(4)
Total
(1)(5)
....................................................................... 44,776 60,645 66,485
Notes:
(1)
South African operations’ reserves include run-of-mine ore stockpiles.
(2)
Excludes Shaft No. 5 below infrastructure material that would not be economical to mine, and thus would not be a reserve, at this lower gold price.
(3)
Excludes revised Kloof Extension Area, or KEA, below infrastructure material that would not be economical to mine, and thus would not be a reserve, at this lower gold price.
(4)
The tailings management facility, or TMF, has a finite capacity of 90Mt and the ore reserves therefore cannot change once the TMF has been filled.
(5)
The sensitivity analyses are calculated as 10% above and below the base price in the local currency of the respective operation, with Ghana and Cerro Corona in US$, at an exchange rate of Rand 7.15 per $1.00 for the South African operations and A$1.40 per $1.00 for the Australian operation. Choco 10 was acquired by Gold Fields in early 2006, and, because equivalent sensitivities to those declared above were not available, they have been excluded from the above table.
The London afternoon fixing price for gold on November 15, 2006 was $617.75 per ounce.

Gold Fields’ attributable gold reserves decreased from 62.8 million ounces at June 30, 2005 to 61.8 million ounces at June 30, 2006, primarily as a result of depletion due to mining, and offset in part by the inclusion of Choco 10.
The amount of copper mineralization that Gold Fields can economically extract, and therefore can classify as reserves, is sensitive to fluctuations in the price of copper. At copper prices different from the copper price of $1.00 per pound used to estimate Gold Fields’ attributable copper reserves of 879 million pounds as of June 30, 2006 listed above, Gold Fields’ operations would have had significantly different copper reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ copper reserves as of June 30, 2006 listed above, but applying different copper prices that are 10% above and below the copper price of $1.00 per pound used to estimate Gold
Fields’ attributable copper reserves, the attributable copper reserves of Gold Fields’ operations would have been as follows:
$ 0.90/lb
$ 1.00/lb
$ 1.10/lb
Copper (million lbs)
Cerro Corona................................................................ 861 879 879
(1)
Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “—Methodology.” Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold or copper prices indicated, or at any other gold or copper price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold or copper price or what Gold Fields’ reserves will be at any time in the future. See “Risk Factors—Gold Fields’
reserves are estimates based on a number of assumptions, any changes to which may require Gold
Fields to lower its estimated reserves.
The following additional terms will be included in the Glossary of Mining Terms, which starts on page
119:
Declustered averaging: an estimation technique used in the evaluation of ore reserves.
Kriging: an estimation technique used in the evaluation of ore reserves.
Sichel “t”: an estimation technique used in the evaluation of ore reserves.
Note:
(1)
Under the current tailings dam design at the Cerro Corona Project, reserves would not respond to an upward movement of the copper price because of current capacity constraints at the tailings storage facility for the Cerro
Corona Project.